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                         AMERICAN ENERGY SERVICES, INC.
                                  7224 LAWNDALE
                              HOUSTON, TEXAS 77012



                                             March 11, 2002


VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Dan Horwood

         RE:      AMERICAN ENERGY SERVICES, INC.
                  REGISTRATION STATEMENT ON FORM SB-2, AS AMENDED
                  FILE NO. 333-63582

Ladies and Gentlemen:

         American Energy Services, Inc. (the "Company"), hereby requests the consent of the Securities and Exchange Commission (the "Commission") to withdraw the Company's Registration Statement on Form SB-2, as amended, filed on August 8, 2001 (the "Registration Statement").

         The Company wishes to withdraw the Registration Statement because the selling securityholders on whose behalf it was filed have now held their shares for almost a year and their shares can be sold without registration under Rule
144. The Company has no interest in continuing the registration beyond accommodating the selling securityholders.

         The Company intends to comply with all the relevant comments, including but not limited to the accounting comments, by amending its Annual Report on Form 10-KSB for the fiscal year ended February 2001. No sales of the Company's common stock have been made, nor will any sales be made in the future, pursuant to this Registration Statement.

         Should you have any questions or comments or desire any additional information, please telephone the undersigned or Jeffrey A. Rinde, Esq.


                                               Very truly yours,

                                               /s/ Patrick S. Elliot

                                               Patrick S. Elliot
                                               President